Sweets Creative Group LLC

BALANCE SHEET

As of December 31, 2015

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	47,736.50
Total Bank Accounts	**$47,736.50**
Total Current Assets	**$47,736.50**
TOTAL ASSETS	**$47,736.50**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Retained Earnings	
Net Income	47,736.50
Total Equity	**$47,736.50**
TOTAL LIABILITIES AND EQUITY	**$47,736.50**

"Unaudited"

Sweets Creative Group LLC

PROFIT AND LOSS

January - December 2015

	TOTAL
INCOME	
Income	2.37
Uncategorized Income	50,000.00
Total Income	**$50,002.37**
GROSS PROFIT	**$50,002.37**
EXPENSES	
Bank Charges	565.69
Legal	404.50
Website Design	1,295.68
Total Expenses	**$2,265.87**
NET OPERATING INCOME	**$47,736.50**
NET INCOME	**$47,736.50**

"Unaudited"

Sweets Creative Group LLC

STATEMENT OF CASH FLOWS

January - December 2015

	TOTAL
OPERATING ACTIVITIES	
Net Income	47,736.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$47,736.50**
NET CASH INCREASE FOR PERIOD	**$47,736.50**
CASH AT END OF PERIOD	**$47,736.50**

"Unaudited"

Sweets Creative Group LLC

INCOME BY CUSTOMER SUMMARY

January - December 2015

	INCOME	EXPENSES	NET INCOME
Provident Bank	2.37	-510.00	$ -507.63
Tom Pintak	50,000.00		$50,000.00
TOTAL	**$50,002.37**	**$ -510.00**	**$49,492.37**

"Unaudited"

REQUIRED NOTES:

NOTE 1: Organization and Nature of Business Activities

(the "Company") is a
organized LLC in the state of New Jersey . The Company is primarily involved in helping
couples raise money for their wedding through our website portal

NOTE 2: Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles
generally accepted in the United States of America (GAAP). The Company adopted the calendar
year as its basis of reporting.

EXAMPLES OF NOTES THAT MAY APPLY:

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make
estimates and assumptions that affect the reported amounts of assets and liabilities and
disclosures of contingent assets and liabilities at the date of the financial statements and the
reported amounts of revenues and expenses during the reporting period. Actual results could
differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three
months to be cash equivalents. The Company's cash and cash equivalents in bank deposit
accounts, at times, may exceed federally insured limits.

Risks and Uncertainties

As of October 10th, 2017, the Company has not commenced full scale operations nor generated
significant operating revenue. The Company's activities since inception have consisted of
formation activities, development, and efforts to raise capital. Once the Company commences its
planned principal operations, it will incur significant additional expenses. The Company is
dependent upon additional capital resources for the commencement of its planned principal
operations and is subject to significant risks and uncertainties; including failing to secure funding
to operationalize the Company's plans or failing to profitably operate the business.

Sweets Creative Group, LLC

April 17th, 2012

NJ

Our website is built to help couples raise the money they need for their wedding through inviting their guests to give their monetary gift prior to the wedding.

Revenue Recognition

The Company recognizes revenue when delivery has occurred or services have been provided. Once a wedding campaign goal is reached and the end date occurs the couple receives payment minus our fees which is our revenue.

Income Tax

The Company is taxed as a LLC, with any income subject to taxation at applicable federal rates.

The Company is subject to Income Tax in the State of New Jersey. The Company's Income Tax filing for the State of New Jersey will be subject to inspection until it ceases operations.

"Unaudited"